

Mail Stop 7010

September 10, 2007

Via U.S. mail and facsimile

Mr. Jeffrey C. Blockinger
Chief Legal Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re: Och-Ziff Capital Management Group LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 14, 2007**
> **File No. 333-144256**

Dear Mr. Blockinger:

   We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please consider revising your organizational structure on page 16, and the disclosures throughout the filing, to better distinguish the individuals included in your definition of "existing owners". Based on the differences among your existing owners and the differences in the accounting for their interests, it appears to us that you should provide separate disclosures related to Mr. Daniel Och, the other partners, and the Ziffs.

2.   We note your response to prior comment 4 that you will supplementally provide the valuation information prior to requesting acceleration. Please be advised that we may have additional comments after reviewing this information.

Prospectus Cover Page

3.   Please include a separate bullet point risk briefly describing the reduced fiduciary duties and obligations owed to you and the Class A members by the board and

officers, and the limitations on the ability of Class A holders to assert claims regarding actions that might otherwise constitute breaches of such duties. In addition, please add a risk factor discussing these risks.

Prospectus Summary, page 1

4. We note your response to prior comment 12. Please briefly explain here the term "carried interest."

5. We note your response to prior comment 41. Please disclose your estimate under "Tax Receivable Agreement" on page 12.

Unaudited Pro Forma Financial Information, page 79

6. We note your responses to prior comments 52 and 82 and your disclosures under Our Structure. Your disclosures indicate that the "existing owners" will exchange their current interests in the predecessor entities for class A and class C operating units of the Och-Ziff Operating Group and that certain existing owners will also receive class B shares of Och-Ziff Capital Management Group. Although your disclosures address differences in what the Ziffs will receive relative to the other existing owners they do not address any differences in what Mr. Daniel Och will receive relative to the other existing owners. We note there are significant differences in the current interests of the "existing owners". Please revise your disclosures to specifically address any differences in the units to be received by Mr. Och relative to the other existing owners, including whether the class A operating units Mr. Och will receive are fully vested or vest over five years. If Mr. Och's units are not fully vested, please clarify how they will be accounted for and please better explain to us how you determined that the exchange should be accounted for as a reorganization of entities under common control.

7. Please provide a more specific and comprehensive discussion regarding how you intend to allocate the class A and class C operating units to the "existing owners" based on their proportionate interest. In this regard, we note that Mr. Daniel Och is the only equity holder in the predecessor entities. Also, please provide a more specific and comprehensive discussion regarding how you will determine which class A operating units will be purchased from the existing partners with the offering proceeds. To the extent that unvested units may be purchased, please clarify if and how your accounting for those units would be impacted.

8. We note your response to prior comment 52 and the fact that you are considering the accounting for subsequent exchanges of class A operating units for class A shares. We also note the factors you are considering, including the second factor which appears to indicate that no additional voting rights will be obtained. In this

regard, it appears to us that the Ziff's will exchange non-voting interests for voting interests. We urge you to continue to carefully consider your accounting for subsequent exchanges and encourage you to consult with us regarding your conclusions.

9. It does not appears to us that the notes to your pro forma financial statements adequately quantify and discuss the non-recurring charges that you will record as a result of the transactions included in the pro forma financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

10. We have reviewed your response to prior comment 54. We continue to believe that your disclosures should provide a more specific and comprehensive discussion of your results of operations. Such discussion should provide greater quantification of the specific underlying factors that impact your results. Please revise and ensure that you address the following items:

   - Include specific information regarding the performance of all of your funds. While we note that your OZ Master Fund is your most significant fund, the remaining funds appear to be material impact to your results.

   - Include more specific information regarding increases in various line items relative to increase assets under management. In this regard, we note that attribute most increases to increases in assets under management however you do not discuss if the percentage increases are proportional and, to the extent that they are not, you do not discuss what other factors impacted the line item.

   - Include more specific information regarding how increases in management fees are tied to increases in assets under management. In this regard, please discuss how the overall increases in assets were impacted by the addition of capital from new or existing investors and how the increases were impacted by the overall return of the funds.

   - Include more specific information regarding the factors that impacted increases in other income, including changes in gross realized and unrealized gains and losses.

Historical Liquidity and Capital Resources, page 116

11. Please revise to more fully explain why you previously deferred collection of certain incentive income receivables from the offshore funds, why you no longer

expect to defer the receipt of incentive income from those funds, how you will determine the distribution of previously deferred amounts to your existing partners and how you will account for those distributions.

Critical Accounting Policies and Estimates, page 119

Valuation of Investments, page 121

12. We reviewed your response to prior comment 60. It appears to us that your investments that are fair-valued using other than observable market data are material and are increasing in materiality. Therefore, please provide the sensitivity analysis that we previously requested.

Lock-Up of our Class A Shares, page 192

13. Please disclose in this section your response to prior comment 78.

Financial Statements

Note 1. Business and Basis of Presentation, page F-7

14. We have reviewed your response to prior comment 82. Please reconcile the entities disclosed here and in your response with the entities identified in your organizational chart on page 16.

15. We have reviewed your response to prior comment 84. We note that you consolidated three entities in which you held a 50% ownership interest. It appears to us that your response is inconsistent with your disclosure on page F-8 which states that you consolidated entities in which you had an investment of greater than 50%. Please revise as appropriate.

16. We have reviewed your response to prior comment 85 and note your statement that all non-controlling interests are redeemable at the request of the investor. This appears inconsistent with your disclosure on page F-8 which states that "in general" non-controlling interests are redeemable and "certain" non-controlling interests are only redeemable at liquidation. Please revise as appropriate.

17. We have reviewed your response to prior comment 86. Please better explain to us your statement that "the Company believes that the consolidation of the master funds provides a more meaningful presentation of the financial statements".

Och-Ziff Funds Income and Expenses, page F-9

18. We note your response to prior comment 90. Please revise to disclose that the impact of non-accrual investments is not significant.

Derivatives, page F-12

19. We have reviewed your response to prior comment 93. In order for a reader to fully understand the significance of your investments and the related risks, we continue to believe that you should disclose the fair value of derivatives you determined using quoted market prices and using pricing models. Please revise.

Future Adoption of New Accounting Pronouncements, page F-14

20. We note your response to prior comment 95. In order for a reader to better understand the potential impact that the pending adoptions of SOP 07-1, SFAS 157 and SFAS 159 may have on your financial statements, we continue to believe that you should present a more comprehensive discussion of your evaluation process, including when you expect each evaluation to be completed, and address how each pronouncement may affect your financial statements. Please revise.

Member Payments, page F-28

21. We have reviewed your response to prior comment 99. Please revise to disclose why you have not recognized a liability related to this arrangement.

Note 14. Operating Segment Analysis, page F-31

22. We have reviewed your response to prior comment 101 including the copies of the CODM reports that you supplementally submitted. Please confirm to us that these are the only reports that the CODM reviews to assess performance and to allocate resources.

Note 15. Subsequent Events, page F-35

23. We have reviewed your response to prior comment 104. Please revise your current disclosures to explain why will record a one-time charge. In addition, please provide us with a more detailed explanation regarding how you will measure the charge. Please tell us what consideration you will give to the value of any additional rights the Ziffs' are entitled to as a result of the new agreement.

<u>Unaudited Interim Combined Balance Sheets, page F-37</u>

24.   Please revise your notes to the financial statements to better explain the nature of and your accounting for the deferred income receivable.

<u>Note 4. Investments, page F-47</u>

25.   We note your response to prior comment F-47. Please provide us with a comprehensive discussion regarding what consideration you gave to Rule 4-08 in determining whether you should provide summarized financial results of your equity method investments.

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As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Matthew J. Mallow
      Ms. Jennifer A. Bensch
      Skadden, Arps, Slate, Meagher & Flom LLP
      Four Times Square
      New York, NY 10036

      Mr. Jay Clayton
      Mr. Glen T. Schleyer

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004